Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of Jackson Hewitt Tax Service Inc. on Form S-1 of our report dated March 12, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the fair value method of accounting for stock-based compensation on January 1, 2003 and the adoption of the non-amortization provisions for goodwill and other indefinite-lived intangible assets on January 1, 2002) relating to the consolidated financial statements of Jackson Hewitt Inc., a wholly owned subsidiary of Cendant Corporation, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the headings “Selected Consolidated Financial Data” and “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

March 12, 2004

Parsippany, New Jersey